FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

MERANT PLC COMMISSION FILE NO. 000-19696

S-4 REGISTRATION STATEMENT FILE NO. 333-113405

RNS – SERENA Software, Inc. Offer Update

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	15 April 2004

Recommended Cash and Share Offer

by

SERENA Software, Inc.

and by

Lehman Brothers

on its behalf

(outside the United States)

for

the entire issued and to be issued share capital of

Merant plc

Offer extended until 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Friday 23 April 2004

SERENA Software, Inc. (“SERENA”) announces that, as at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Thursday 15 April 2004, being the first closing date of the recommended cash and share offer (the “Offer”) for Merant plc (“Merant”), valid acceptances of the Offer had been received in respect of a total of 62,449,391 Merant shares, representing approximately 57.9 per cent. of the issued share capital of Merant (including valid acceptances in respect of Merant ADSs). The Offer has been extended for a period of 5 full US business days and will, therefore, remain open for acceptance until 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Friday 23 April 2004. Any extensions of the Offer will be publicly announced by 8:00 a.m. (London time) and 8:00 a.m. (New York City time) on the business day following the date on which the Offer was due to expire.

SERENA received irrevocable undertakings from the directors of Merant and Merant Trustees Limited to accept the Offer in respect of a total of 7,796,877 Merant shares representing approximately 7.2 per cent. of Merant’s existing issued share capital. Valid acceptances have been received in respect of 7,456,669 of the shares that were subject to these irrevocable undertakings, all of which are included in the total of valid acceptances received on 15 April 2004. Valid acceptances in respect of 340,208 Merant shares that were the subject of irrevocable undertakings are believed not to have been received, however, Merant has informed SERENA that appropriate instructions to accept have been, or are being, given.

SERENA did not hold any Merant shares before the announcement of the Offer and, other than as disclosed above, has not acquired any Merant shares or rights over Merant shares.

For US regulatory purposes, SERENA also announces that it reserves the right to reduce the number of acceptances (the “Minimum Percentage”) required to fulfil the acceptance condition from 90 per cent. to any level in excess of 50 per cent. (“Reduced Acceptance Condition”) on or after Friday 23 April 2004. Under the UK City Code on Takeovers and Mergers, SERENA is not required to declare its intention to reduce the Minimum Percentage and may, therefore, reduce the Minimum Percentage without further notice. If the acceptance condition is satisfied (whether or not the Minimum Percentage is reduced) and all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived, the Offer may be declared wholly unconditional at that time and withdrawal rights will terminate. Holders of Merant shares and ADSs who have already accepted the Offer, but whose willingness to accept the Offer would be affected by a reduction of the acceptance condition may wish to consider withdrawing their acceptances with respect to such securities promptly.

Merant securityholders are advised that if the Acceptance Condition, (whether or not the Minimum Percentage is reduced) is not satisfied by 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Friday 23 April 2004, SERENA might not extend the Offer beyond 23 April 2004, in which case the Offer would lapse. However, SERENA reserves the right to extend the Offer, should it wish to do so.

Merant securityholders who have not yet accepted the Offer and who wish to do so are reminded to complete the appropriate acceptance procedures by no later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Friday 23 April 2004. Merant securityholders are reminded that the registration statement on Form S-4 in relation to the Offer has been declared effective by the SEC and that the waiting period under the Hart-Scott-Rodino Act in relation to the Offer has expired.

Enquiries:

SERENA Software, Inc.
Mark Woodward	Tel: +1 (650) 522 6531
Robert Pender	Tel: +1 (650) 522 6604

Lehman Brothers
Keith Jue	Tel: + 1 (650) 289 6000
Eric Wagner

Chris Nicholls	Tel: + 44 (0) 20 7102 1000
James Rushton

Terms defined in the Offer Document have the same meaning in this announcement.

Lehman Brothers, which is regulated in the UK by the Financial Services Authority, is acting for SERENA in connection with the Offer and no one else and will not be responsible to anyone other than SERENA for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

The SERENA Directors accept responsibility for the information contained in this announcement which relates to the SERENA Group and the SERENA Directors. To the best of the knowledge and belief of the SERENA Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer or an invitation to purchase nor a solicitation of an offer or an invitation to sell any securities. The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States, or who are subject to the laws of any jurisdiction other than the United Kingdom or the United States, should inform themselves about, and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

SERENA has filed a Registration Statement on Form S-4 relating to the Offer. SERENA has also filed a Tender Offer Statement and other related documentation and Merant has filed a Solicitation/Recommendation Statement with the SEC. Free copies of these documents are available on the SEC’s web site at www.sec.gov. The Registration Statement and the Tender Offer Statement may also be obtained at no charge from SERENA at 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403-2538, USA and the Solicitation/Recommendation Statement may be obtained at no charge from Merant at 3445 NW 211th Terrace, Hillsboro, OR 97124, USA. Merant Securityholders are urged to read the Registration Statement, Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.